UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
    This material amendment is filed to (i) increase the Maximum Offering Amount; (ii) update the Use of Proceeds, Capitalization and Ownership and Financial Information sections herein; and (iii) attach a new Exhibit E- "Fourth Amended and Restated Certificate of Incorporation" to reflect an increase in authorized shares and creation of a new class of Preferred Stock.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Qnetic Corporation

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 20, 2022

Physical Address of Issuer:

276 5th Avenue, Suite 704-3137, New York, New York 10001, United States

Website of Issuer:

http://www.qnetic.energy

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

Qnetic CF Seed Investors SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

March 13, 2025

Physical Address of Co-Issuer:

276 5th Avenue, Suite 704-3137, New York, New York 10001, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $37,500 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Non-Voting-1 Preferred Stock

Target Number of Securities to be Offered:

5,424

Price (or Method for Determining Price):

$1.79

Target Offering Amount:

$10,000.23

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,998.24

Deadline to reach the Target Offering Amount:

December 31, 2026

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

14

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$4,322,940	$250,179
Cash & Cash Equivalents	$3,790,836	$204,469
Accounts Receivable	$0	$0
Current Liabilities	$803,467	$108,824
Long-Term Liabilities	$269,319	$109,500
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(3,793,103)	$(1,250,875)

*Reflects the audited financial results for the Crowdfunding Issuer, Qnetic Corporation for the periods referenced. Exhibit G, attached hereto and made a part hereof, also includes the audited financials for the Co-Issuer, Qnetic CF Seed Investors, LLC, which was formed on March 13, 2025.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Offering Statement (<u>Exhibit A</u>)
October 19, 2026

Qnetic Corporation

SPV Interests Representing
Up to $4,999,998.24 of Non-Voting-1 Preferred Stock

Qnetic Corporation ("**Qnetic**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.23 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,998.24 (the "**Maximum Offering Amount**") of Non-Voting-1 Preferred Stock (the "**Securities**"), at a purchase price of $1.79 per share of Non-Voting-1 Preferred Stock on a best efforts basis as described in this Form C/A (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include a three percent (3%) investor processing fee total for all investments. As of the date of this Form C/A, the Company has raised $3,027,662.10 in the Offering, and has $1,972,337.90 remaining to be sold hereunder. The investment will be made through Qnetic CF Seed Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$501.20	$42.60	$458.60
Investor Processing Fee (4)	$15.04	$1.28	$13.76
Target Offering Amount	$10,000.23	$850.02	$9,150.21
Maximum Offering Amount	$4,999,998.24	$424,999.85	$4,574,998.39

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $37,500 payment and a $12,000 monthly fee for use of the platform and marketing services, which are not included above.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4) The Company will charge each Investor a fee of three percent (3.0%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the Minimum Individual Investment Amount, consisting of the Minimum Individual Purchase Amount (which comprises 559 shares of Non-Voting-1 Preferred Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT’S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company’s fiscal year.

Once posted, the annual report may be found on the Company’s website at http://www.qnetic.energy.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is October 19, 2026

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Qnetic Corporation plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) globally to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company is pre-revenue and in the process of raising funds to develop the prototype for its first commercial model.

The Company was incorporated in Delaware on September 20, 2022 and is headquartered in New York, New York and Singapore. The Company intends to sell its products in the United States and internationally. The Company's website is http://www.qnetic.energy.

The Company has several wholly-owned subsidiaries: (i) Qnetic Holdings PTE. Ltd (responsible for strategy), which was formed in Singapore on May 27, 2022, and acquired by the Company via a share swap transaction in 2023, and does not have any employees; (ii) Shanghai Qnetic Technology Co., Ltd (responsible for engineering and design), an entity formed in Shanghai on September 28, 2021, which was acquired by Qnetic Holdings PTE. Ltd in 2022, and has 10 full-time employees; and (iii) Qnetic GmbH (responsible for managing local operations – including engineering, supply chain and customer management), a Germany entity formed on June 29, 2023, which has one employee.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under www.invest.qnetic.energy (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Michael Alexander Pratt	CEO, Co-Founder and Director	CEO, Co-Founder and Director of Qnetic Corporation (and its subsidiaries), 2022 – Present Responsible for Company strategy, fund raising, business development and general CEO responsibilities	Brunel University, London, MEng BSc, Mechanical Engineering and Design 1999 - 2005
Loïc Bastard	CTO, Co-Founder and Director	CTO, Co-Founder and Director of Qnetic Corporation (and its subsidiaries), 2022 – Present Responsible for company strategy and product development.	ENSTA Bretagne, Engineer's degree, Computational Science applied to Mechanics 2001 - 2003 Université de Reims Champagne-Ardenne

			Ingenieur, Maître (Master of Engineering), Material Science 1999 - 2001 Université de Bretagne Occidentale DUT (two-year diploma from a university institute of technology), Mechanical engineering and computer-integrated manufacturing 1997 - 1999
Malcolm Mathews	COO and Director	COO and Director of Qnetic Corporation (and its subsidiaries), 2023 – Present Responsible for business strategy, business planning, organization set up and operation.	Indiana University, Kelley School of Business, Indiana, USA, MS, Finance, 2007 Abilene Christian University, Texas, USA, BBA, Management, 1990
Mohamed Abdulaziz A. Al Tuwaijri	Director	Director of Qnetic Corporation, 2025 – Present Responsible for Board oversight Officer, Director and/or shareholder in several companies he owns directly or among his family's companies all around the GCC (Gulf Cooperation Council including Saudi Arabia, Oman, Kuwait, Bahrain, United Arab Emirates and Qatar).	San José State University, B.S., Civil Engineering, 1981

Biographical Information

Michael Pratt: Michael is the CEO, Co-Founder and Director of the Company. He is an engineer and designer, and complements this with 16+ years in product design and engineering leadership, thereby ensuring that Qnetic's technology isn't just innovative but also market-ready and scalable. Michael was the founding General Manager of the first Asia office of a major UK product development consultancy and helped build it into a sustainable and profitable company. He has expertise in the product development process applied to a broad range of products sectors including industrial and medical.

Loïc Bastard**:** Loïc is the CTO, Co-Founder and Director of the Company. He brings over 20 years of experience in mechanical engineering, specializing in rotor dynamics, vibration analysis, and material fatigue. Having led advanced engineering projects at Envision Energy and Siemens, he's designed some of the world's most reliable wind turbine systems. Loïc's expertise is directly transferable to Qnetic's kinetic energy storage technology, particularly in optimizing rotor design for efficiency and durability.

Malcolm Mathews: Malcolm is the COO of the Company. He has over 30 years of global leadership experience across multiple industries and business segments. He brings a consistent record in driving financial and operational excellence at the country, regional and global levels in portfolios as large as $5B. His experience in scaling businesses at companies like United Technologies, Johnson Controls International (JCI) and Stanley Black & Decker, and his background in steering sustainable growth over diverse cultural, linguistic and organizational landscapes, as well as managing large-scale industrial operations and joint ventures, is critical for Qnetic's growth and global deployment.

Mohamed Abdulaziz A. Al Tuwaijri: Mohamed is a Director of the Company. He is very involved in several companies he owns directly or among his family's companies all around the GCC (Gulf Cooperation Council

including Saudi Arabia, Oman, Kuwait, Bahrain, United Arab Emirates and Qatar). Mohamed is very experienced in introducing and launching new technologies, new products and services in Saudi Arabia and GCC countries though companies under direct control or several sister companies, affiliated and partners, representing well-known world brands and names in their respective industries. Through his experiences and relationships, Mohamed has business interests in a wide range of industries, including, but not limited to, automotive, IT, electronics, alternative and renewable energies, medical services, trade, food, telecoms and tourism. Mohamed graduated from San José State University with a degree in Civil Engineering.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Qnetic CF Seed Investors SPV, LLC (the "**Co-Issuer**"), located at 276 5th Avenue, Suite 704-3137, New York, New York 10001, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting-1 Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under [www.invest.qnetic.energy.](www.invest.qnetic.energy) The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

Qnetic Corporation plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) globally to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company is in the process of raising funds to develop the prototype for its first commercial model.

Business Plan

Qnetic's mission is to revolutionize the way we store energy to power our planet.

The world is undergoing a massive transition to renewable energy, but there's one piece missing to complete this puzzle- energy storage. Wind and solar energy are abundant but intermittent, creating a need for reliable storage systems that can store energy when production is high and release it when it's low. The Company is developing a revolutionary flywheel energy storage system that addresses this challenge far more efficiently than current technologies.

The capital we raise here will provide us necessary capital for technology and product development, allow us to build out our infrastructure and to increase sales and marketing efforts as we continue to aggressively grow and expand our infrastructure and business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Flywheel Energy Storage Systems (FESS)	Battery system that uses a motor to spin a rotor, converting electricity into kinetic energy. The faster the rotor spins, the more energy it stores, and at top speed, the battery is fully charged.	Diverse mix of North American and European customers across multiple industries.

Competition

The markets in which our products will be sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our Qnetic FESS products will primarily compete against Traditional Flywheel Energy Storage Systems (Traditional FESS) and Lithium-Ion batteries. There are also several startups that compete with Qnetic using FESS technology similar to Qnetic.

The Qnetic FESS product is much different than Traditional FESS. Those systems are like sports cars in that they're designed for high power output over short durations, perfect for quick bursts of speed but not for long-distance hauling. Traditional FESS are optimized for applications like frequency regulation, where rapid charge/discharge cycles are needed, but they lack the capacity for sustained energy storage. The Qnetic FESS, on the other hand, is more like a truck in that it is designed to carry large loads over long distances. The Qnetic FESS is engineered for long-duration storage (4–12 hours), making it ideal for renewable energy integration. While Traditional FESS excel at short, high-power low-capacity applications, Qnetic's patented design enables it to handle massive amounts of energy efficiently and without degradation over decades.

Additionally, the Qnetic FESS product competes against Lithium-Ion Batteries. While lithium-ion batteries dominate the energy storage market, they come with critical limitations. First, they degrade over time. Lithium-ion batteries experience capacity fade with each charge-discharge cycle, significantly reducing their lifespan. Qnetic's FESS, however, has zero degradation, enabling unlimited cycling over decades without performance loss. Second, Lithium-ion batteries typically last 3,000–5,000 cycles before needing replacement, while Qnetic's FESS can operate for tens of thousands of cycles with consistent performance. Third, Lithium-ion batteries rely heavily on scarce materials like lithium, cobalt, and nickel, with supply chains largely dominated by China. This not only raises concerns about long-

term availability but also about geopolitical dependencies. Qnetic's FESS uses abundant, inert materials such as carbon fiber and steel, reducing reliance on critical minerals and supporting energy independence. Lastly, Lithium-ion batteries pose risks of thermal runaway and fires, especially in large-scale applications while Qnetic's FESS system is inherently safe, with no risk of combustion.

Customer Base

The Company is pre-revenue stage but has secured over $110M in signed Letters of Intent (LOIs) from a diverse mix of North American and European customers across multiple industries.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company has secured three invention patents over its core technologies around the rotor, the bearing system and the Company's innovative permanent magnet bearing.

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO/2024/216543 A1	"A Bearing System for Radially Constraining a Rotor in a Kinetic Energy Storage Machine"	Patent	April 19, 2023	Pending	WIPO/PCT
WO/2024/217546 A1	"A Kinetic Energy Storage Machine"	Patent	April 19, 2024	Pending	WIPO/PCT
WO/2025/160954 A1	"Rotor for a Kinetic Energy Storage Machine"	Patent	February 2, 2024	Pending	WIPO//PCT

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our product will be subject to insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company currently has 14 employees, 10 of which are located in China, 3 in the U.S. and one in Germany. The Company also utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Special Webinar Promotion#:

Event*	**Bonus Shares of Non-Voting-1 Preferred Stock****
Attendance at the Company's Webinar on October 2, 2026	2% Bonus Shares of Non-Voting-1 Preferred Stock

#May NOT be stacked with any other Perk. Investors will receive the greater of the Special Webinar Promotion or the permitted stacked Perks herein. Offered to all investors, including existing investors and those subscribed but not yet closed on.
*Attendance will be verified by the Company. The Company maintains sole discretion for such determination.
**Bonus shares of Non-Voting-1 Preferred Stock shall have the same terms as the Non-Voting-1 Preferred Stock issued in the Offering.

Loyalty-Based Bonus Shares of Non-Voting-1 Preferred Stock

Funded Investment Received From:*	**Bonus Shares of Non-Voting-1 Preferred Stock****
Existing investor in the Company	4% bonus shares of Non-Voting-1 Preferred Stock

***This Perk will be retroactive and include investments in this Offering since March 13, 2026.** Existing investor must be shown on the Company's books and records prior to the date of the Funded Investment. For purposes of this table, Funded Investment means each funded investment from an existing Company Investor made within the specified time frame in the table above in which the existing Company Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Non-Voting-1 Preferred Stock shall have the same terms as the Non-Voting-1 Preferred Stock issued in the Offering.

Time-Based Bonus Shares of Non-Voting-1 Preferred Stock:

Funded Investment Received By:*	**Bonus Shares of Non-Voting-1 Preferred Stock****
11:59 P.M. Pacific Standard Time on March 12, 2026	5% bonus shares of Non-Voting-1 Preferred Stock
At or after 12:00 A.M. Pacific Standard Time on March 13, 2026 and before 11:59 P.M. Pacific Standard Time on April 11, 2026	3% bonus shares of Non-Voting-1 Preferred Stock

*For purposes of this table, Funded Investment means each funded investment from an Investor made within the specified time frame in the table above in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement and Investor Questionnaire), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening.
**Bonus shares of Non-Voting-1 Preferred Stock shall have the same terms as the Non-Voting-1 Preferred Stock issued in the Offering.

Large Investor Bonus Shares of Non-Voting-1 Preferred Stock:

Funded Investment Amount*	**Bonus Shares of Non-Voting-1 Preferred Stock****
$2,000.00 to $4,999.99	2% bonus shares of Non-Voting-1 Preferred Stock
$5,000.00 to $6,999.99	5% bonus shares of Non-Voting-1 Preferred Stock
$7,000.00 to $9,999.99	7% bonus shares of Non-Voting-1 Preferred Stock

$10,000.00 to $24,999.99	10% bonus shares of Non-Voting-1 Preferred Stock
$25,000.00 and above	15% bonus shares of Non-Voting-1 Preferred Stock

*For purposes of this table, Funded Investment Amount means each funded investment from an Investor in which the Investor has completed all documents required hereunder (i.e., Subscription Agreement), funded its purchase of Securities and DealMaker has approved the investment following its compliance review, including AML screening. **For the sake of clarity, multiple investments may be aggregated in determining whether the Funded Investment Amount threshold has been met.**
**Bonus shares of Non-Voting-1 Non-Voting-1 Preferred Stock shall have the same terms as the Non-Voting-1 Preferred Stock issued in the Offering.

All Perks may be stacked together, except for the Special Webinar Promotion. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to assign Perks. DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We are pre-revenue and have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, is pre-revenue and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on various intellectual property rights, including patents, in order to operate our business.

The Company relies on certain intellectual property rights, including its patents, to operate its business. These intellectual property rights are the most valuable asset of the Company. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as it discovers new technologies related to the development of flywheel energy storage systems (FESS). The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights, particularly our patents, that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property and/or patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

There are several potential competitors who are better positioned than we are to take the majority of the market.

We will compete with larger, established Energy Storage manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the flywheel energy storage system developed by us will be preferred to any existing or newly developed technologies. Additionally, we expect that competition will intensify. The Company's success depends on its ability to continuously raise funding, keep costs under control, and properly execute in its delivery of the Onetic FESS.

We are still in the development phase and have not begun revenue shipments of product.

We are currently in the development phase of the Qnetic FESS and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. Any significant delays in the development and sale of our product would have a material affect on our business and operations.

We may experience delays in design and manufacturing of the Qnetic FESS.

We may experience significant delays in bringing the Qnetic FESS to market due to design considerations. technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are unable to control the cost of development, cost of manufacturing, and cost of operations of the Company, our business may be substantially affected.

If we are unable to maintain target costs of manufacturing, developing, designing, distributing, and maintaining our Qnetic FESS, we may incur significant cost increases which can adversely affect the operation of our business.
We have made, and will continue to make, substantial investments into the development of Qnetic FESS. Such investments may have unforeseen costs that we have been unable to accurately predict. which may materially impact our ability to execute our business as planned.

Qnetic will also face significant costs in the development and purchasing of materials required to build the Qnetic FESS through external partnerships. These purchases are subject to conditions outside the control of the Company and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There are significant regulatory and standard performance barriers to overcome.

An energy storage device manufacturer must overcome significant regulatory requirements such as, but not limited to, insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. The Company's inability to achieve any success in any of these standards and regulatory requirements may adversely affect our brand, business, financial goals, operation results, and product performance.

We rely on other companies to provide supplies and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire ingredients or supplies, do not provide such ingredients or supplies which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to

additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular ingredient or supply. The supply of ingredients or supplies for our new or existing products could be delayed or constrained, or a key manufacturing vendor could delay shipments of ingredients or supplies to us adversely affecting our business and results of operations.

We may be inherently subject to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Qnetic FESS.

The Company will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacturer an energy storage device may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure cost, schedule, and long term viability of the Qnetic FESS.

If our Qnetic FESS falls to meet performance goals, we may be required to perform mandatory repairs of defective components, recall of products, or litigation settlements.

If the Qnetic FESS are unable to meet performance and quality criteria, we may be required to perform product recalls to remedy defects. Failing to meet performance goals can lead to substantial costs related to performing such corrective actions. Although the Company will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors against industry standards and regulatory requirements. there will be unanticipated conditions which may negatively impact expected performance and safety of our devices. As such, Onetic may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing technological environment.

To succeed in our competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing technology, customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing technologies, changing customer needs and trends. We must continue to respond to changing technologies, market demands and trends or our business operations may be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and others` resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. In particular, our product will be subject to insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as device performance standards. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

***The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered*.**

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Qnetic CF Seed Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Non-Voting-1 Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Fourth Amended and Restated Certificate of Incorporation, regarding the Non-Voting-1 Preferred Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

***An investment in the Company's Securities could result in a loss of your entire investment*.**

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have limited protective provisions over corporate transactions.

The Securities in this Offering have limited protective provisions in regards to corporate transactions. As such, you will not be afforded protection by any provision of the Securities or as a Shareholder in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection, except that the Securities do provide a liquidation preference over the Common Stock of the Company. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only Non-Voting-1 Preferred Stock and are completely passive investors. As such, Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Non-Voting-1 Preferred Stock at $1.79 per share, plus a 3.0% Investor Processing Fee (see "Offering" for further details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital for technology and product development, marketing activities and to build out the Company's infrastructure. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.23
Name of Securities	Non-Voting-1 Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,424
Maximum Offering Amount	$4,999,998.24
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	2,711,937*
Price Per Security	$1.79**
Minimum Individual Investment Amount	$516.24+
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) +
Offering Deadline	December 31, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 26 hereof.
Voting Rights	None. See the description of the voting and control rights on page 36.

*Does not include Bonus Shares of Non-Voting-1 Preferred Stock that may be issued to Investors as detailed in the "Perks" section herein. The maximum number of Bonus Shares to be issued is 515,268 shares of Non-Voting-1 Preferred Stock. Also, does not include shares of Non-Voting-1 Preferred Stock currently being offered in the Company's concurrent Regulation D offering on the same terms as herein.

**Does not include the Investor Processing Fee of three percent (3.0%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Qnetic CF Seed Investors SPV, LLC (the "Co-Issuer"), located at 276 5th Avenue, Suite 704-3137, New York, New York 10001, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2025. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://www.qnetic.energy, or for the Offering at www.invest.qnetic.energy. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting-1 Preferred Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials, unless previously accepted as part of a rolling close.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.23, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,998.24, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC and its affiliates, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $37,500 advance setup fee and $12,000 monthly fee for the use of the platform and marketing services paid to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Technology & Product Development (1)	60%	$6,000	60%	$2,999,998
Sales and Marketing (2)	20%	$2,000	20%	$1,000,000
Operations (3)	11.5%	$1,150	11.5%	$575,000
Total	**100%**	**$10,000+**	**100%**	**$4,999,998+**

+These figures are rounded to the nearest whole number

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary and its affiliates will also receive a one-time $37,500 payment and a $12,000 monthly fee for the use of the platform and marketing services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3.0%), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest heavily in technology and product development. These proceeds will be used to develop our commercial prototype and to ready our pilot customer site for testing. We currently have a small engineering team that these funds will be used to set up an R&D workshop and team in the U.S.

(2) Our sales and marketing efforts are currently handled by the CEO and COO. We will use these proceeds to hire a dedicated business development member. Additionally, the proceeds will be used for marketing.

(3) These proceeds will be used to build out the Company's infrastructure. Currently, our small team shares a wide range of administrative and operational functions. We expect these proceeds will help us set up the organization for HR, supply chain functions and improve the Company's IT systems, finance and legal functions.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Non-Voting-1 Preferred Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by December 31, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A, the Subscription Agreement between the Investor and the Co-Issuer in Exhibit C (along with all attachments and exhibits thereto), and the Co-Issuer Operating Agreement attached as Exhibit D, in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

Securities: Non-Voting-1 Preferred Stock
Offering Minimum: $10,000.23
Offering Maximum: $4,999,998.24
Purchase Price Per Share of Security Offered: $1.79 (does not include a 3.0% Investor Processing Fee charged to each Investor)
Offering Deadline: December 31, 2026

As of the date of this Form C/A, the Company has raised $3,027,662.10 in the Offering, and has $1,972,337.90 remaining to be sold hereunder.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Non-Voting-1 Preferred Stock being held by the Co-Issuer). The rights of the Non-Voting-1 Preferred Stock may be changed by an amendment to the Company's Bylaws or the Fourth Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities in the Company are the Company's Fourth Amended and Restated Certificate of Incorporation (the "**A&R COI**") attached as Exhibit E, and the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the A&R COI, the "**Company Governing Documents**"). All statements in this Form C/A regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Documents.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,998.24 and a minimum of $10,000.23 worth of its Non-Voting-1 Preferred Stock. The investment will be made through the Co-Issuer, Qnetic CF Seed Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.23 by December 31, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.23 under the Regulation CF offering by December 31, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to December 31, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,998.24 Maximum Offering Amount.

The minimum investment per investor is $516.24, which includes a $15.04 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Non-Voting-1 Preferred Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Non-Voting-1 Preferred Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Fourth Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Fourth Amended and Restated Certificate of Incorporation, and to the applicable provisions of Delaware law.

On September 29, 2026, the Company filed a Fourth Amended and Restated Certificate of Incorporation. As a result, the total number of shares of all classes of stock which the Company is authorized to issue is 72,924,226 shares, consisting of (i) 44,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 28,924,226 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"). Of the Preferred Stock, (a) 5,464,480 shares are hereby designated "**Series Seed-1 Preferred Stock**", (b) 2,902,494 shares are hereby designated "**Series Seed-2 Preferred Stock**", (c) 1,800,154 shares are hereby designated "**Series Seed-3 Preferred Stock**", (d) 1,087,693 shares are hereby designated "**Series Seed-4 Preferred Stock**", (e) 1,530,006 shares are hereby designated "**Series Seed-5 Preferred Stock**", (f) 6,018,917 shares are hereby designated "**Non-Voting-1 Preferred Stock**" (such security was previously named "Series CF Preferred Stock" and retitled in connection with the Third Amended and Restated Certificate of Incorporation), and (g) 10,120,482 shares are hereby designated **"Non-Voting-2 Preferred Stock"**. Additionally, the Company has established the 2023 Stock Incentive Plan, for which 6,496,887 shares of Common Stock are authorized for issuance thereunder.

As of the date of this Form C/A, (i) 8,039,998 shares of Common Stock, (ii) 5,464,480 shares of Series Seed-1 Preferred Stock, (iii) 2,902,494 shares of Series Seed-2 Preferred Stock, (iv) 1,800,154 shares of Series Seed-3 Preferred Stock, (v) 1,087,693 shares of Series Seed-4 Preferred Stock, (vi) 1,530,006 shares of Series Seed-5 Preferred Stock, and (vii) 2,813,882 shares of Non-Voting-1 Preferred Stock are issued and outstanding. No shares of Non-Voting-2 Preferred Stock are issued and outstanding. Additionally, there are 4,311,164 options to purchase Common Stock issued and outstanding and 2,185,723 awards available for issuance under the 2023 Stock Incentive Plan.

The Company launched a concurrent Regulation D offering for up to $10,000,000 of Non-Voting-1 Preferred Stock to accredited investors. This raise is on the same pricing terms as those in this Offering. If fully subscribed, the Regulation D offering will result in dilution to Investors, although the Company does not anticipate raising more than $15,000,000 in the combined Regulation CF and Regulation D offerings. There is

no guarantee that such Regulation D offering will raise all or a portion of the additional investment the Company is seeking. Additionally, the Company has filed for a Regulation A offering with the SEC which is currently under review. Such Regulation A offering would seek to raise up to $35,000,000 on terms different than those of this Offering. If such Regulation A offering is approved by the SEC, this Offering and the Regulation D offering would be terminated prior to qualification of the Regulation A offering.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,039,998
Par Value Per Share	$0.0001
Voting Rights	One vote per share
Anti-Dilution Rights	None
Other Rights	1. Pursuant to an agreement between holders of the Series Seed-1 Preferred Stock, for so long as any shares of Common Stock are held by Michael Pratt, Loïc Bastard and Malcolm Mathews, they shall have the right to designate three (3) individuals to the Board of Directors of the Company; and 2. Drag-along rights to the key holders owning a majority of the Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	28.77%

Type	Series Seed-1 Preferred Stock
Amount Outstanding	5,464,480
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.9150 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Exclusive right to elect one (1) director to the Board of Directors so long as there remains over 2,732,240 shares of Series Seed-1 Preferred Stock outstanding; (e) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (f) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-1 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	19.55%

Type	Series Seed-2 Preferred Stock
Amount Outstanding	2,902,494
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.7320 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-2 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-2 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	10.38%

Type	Series Seed-3 Preferred Stock
Amount Outstanding	1,800,154
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.6863 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-3 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-3 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	6.44%

Type	Series Seed-4 Preferred Stock
Amount Outstanding	1,087,693
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.5490 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-4 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-4 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	3.89%

Type	Series Seed-5 Preferred Stock
Amount Outstanding	1,530,006
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $0.0654 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion; and (e) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed-5 Preferred Stock at a later date. The issuance of such additional shares of Series Seed-5 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	5.47%

Type	Non-Voting-1 Preferred Stock*
Amount Outstanding	2,813,882
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price shall mean $1.79 per share, subject to adjustment; (b) Right to receive dividends issued on any class of stock as described in the A&R COI; (c) Liquidation Preference after the Series Seed Preferred Stock and prior to the Common Stock equal to greater of one times the Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares been converted into Common Stock; and (d) Automatic conversion into Common Stock upon the closing of a firm commitment public offering.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Non-Voting-1 Preferred Stock at a later date. The issuance of such additional shares of Non-Voting-1 Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (on a fully diluted and outstanding basis prior to the Offering).	10.07%

*Previously titled as “Series CF Preferred Stock” and renamed to “Non-Voting-1 Preferred Stock” on July 20, 2026. Does not include any volume-based bonus shares of Non-Voting-1 Preferred Stock to be issued in the Offering or in the Company’s concurrent Regulation D offering, as those are not issued until the end of each offering.

.
Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	4,311,164
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (on a fully diluted and outstanding basis).	15.42%

Voting and Control

Except as required by applicable law, each outstanding share of Non-Voting-1 Preferred Stock shall not be entitled to vote on any matter on which the stockholders of the Company shall be entitled to vote, and shares of Non-Voting-1 Preferred Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, Investors in the Co-Issuer will indirectly hold only the Securities (the Non-Voting-1 Preferred Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Additionally, certain key holders of the Company and Series Seed-1 Preferred Stock holders have entered into an agreement providing for the key holders (Michael Pratt, Loïc Bastard and Malcolm Mathews) to have a right to designate three (3) directors to the Board of Directors of the Company. The Series Seed-1 holders shall also have a right to designate one director to the Board of Directors of the Company. Further, the key holders and Series Seed-1 Preferred Stock holders have also agreed to drag-along rights.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

What it Means to be a Minority Holder

Investors in our Non-Voting-1 Preferred Stock, which do not provide for voting rights, will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Dar al Majd Consulting Engineers Co.*	5,464,480 shares of Series Seed-1 Preferred Stock	21.53%

*Pursuant to the terms of investment and the Company's Fourth Amended and Restated Certificate of Incorporation, Series Seed-1 Preferred Stock holders may elect one director to the Board. Mohamed Abdulaziz A. Al Tuwaijri was elected as a director of the Company by the Series Seed-1 Preferred Stock holders.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$242,314	886,136	Technology & Product Development and General Working Capital	January 19, 2023	Section 4(a)(2)
Common Stock	$715	7,153,862	N/A	Various dates between January 31, 2023 and March 23, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$115,000	3	Technology & Product Development and General Working Capital	Various dates between February 24, 2023 and August 28, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$600,000	2	Technology & Product Development and General Working Capital	December 4, 2023	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)*	$1,217,592	1,458	Technology & Product Development and General Working Capital	Various dates between February 24, 2023 and December 4, 2023	Regulation CF
Option to Purchase Common Stock	$0	4,311,164	N/A	Various dates between November 1, 2023 and December 1, 2025	Rule 701
SAFEs (Simple Agreement for Future Equity)*	$2,124,626	899	Technology & Product Development and General Working Capital	April 30, 2025	Regulation CF
Series Seed-1 Preferred Stock	$5,000,000	5,464,480	Technology & Product Development and General Working Capital	December 10, 2025	Regulation S

Non-Voting-1 Preferred Stock**	$3,027,662	1,712,362	Technology & Product Development and General Working Capital	Between March 26, 2026 and October 16, 2026	Regulation CF
Non-Voting-1 Preferred Stock***	$1,971,720	1,101,520	Technology & Product Development and General Working Capital	Between April 15, 2026 and October 16, 2026	Regulation D, Rule 506(c)

*Converted into classes of Series Seed Preferred Stock (other than Series Seed-1 Preferred Stock) in December 2025.
**Previously titled as "Series CF Preferred Stock" and renamed to "Non-Voting-1 Preferred Stock" on July 20, 2026. Reflects prior closings of this Offering. Shares issued are estimated and do not include any volume-based Bonus Share issuances.
*** Previously titled as "Series CF Preferred Stock" and renamed to "Non-Voting-1 Preferred Stock" on July 20, 2026. Reflects a prior closing of the concurrent Regulation D offering. Does not include any volume-based bonus shares of Non-Voting-1 Preferred Stock to be issued in the Regulation D offering, as those are not issued until the end of such offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C/A, the Issuer does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit G.

Cash and Cash Equivalents

As of September 30, 2026, the Company had an aggregate of approximately $1,047,514 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

The Company's cash balance increased from 2024 to 2025 primarily due to the Company raising an additional $6,936,296 through the issuance of SAFEs and Series Seed-1 Preferred Stock. Upon the occurrence of the sale of the Series Seed-1 Preferred Stock in 2025, all outstanding SAFEs were converted into shares of the Company's preferred stock in accordance with their respective terms.

Liquidity and Capital Resources

As of the date of this Form C/A, the Company has raised $3,027,662.10 in this Offering, and has $1,972,337.90 remaining to be sold hereunder. Additionally, in 2025, the Company conducted a Regulation CF offering and raised approximately $2,124,626 through the issuance of SAFE notes. The Company also raised approximately $5,000,000 privately in 2025 through the issuance of Series Seed Preferred Stock.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering (and/or to supplement the Offering for any shortfall from the Maximum Offering Amount), the Company has launched a concurrent Regulation D offering to accredited investors for up to $10,000,000 in Non-Voting-1 Preferred Stock. Further, the Company may also offer to sell securities, including, but not limited to, Common Stock, Common Stock, Preferred Stock, SAFEs or Convertible Notes, to accredited or existing investors outside of this Offering and the concurrent Regulation D offering.

Other than capital from existing operations, and capital raised through prior Regulation CF and private offerings, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of $45,000,000 (based on outstanding shares and options). The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit G for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to (i) increase the Maximum Offering Amount; (ii) update the Use of Proceeds, Capitalization and Ownership and Financial Information sections herein; and (iii) attach a new Exhibit E- "Fourth Amended and Restated Certificate of Incorporation" to reflect an increase in authorized shares and creation of a new class of Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Progress Updates

Updates on the Company's progress towards reaching its Target Offering Amount will be filed with the SEC on Form C-U.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.qnetic.energy.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Qnetic Corporation
(Issuer)

By:/s/ Michael Alexander Pratt
(Signature)

Michael Alexander Pratt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Alexander Pratt
(Signature)

Michael Alexander Pratt
(Name)

Director
(Title)

October 19, 2026
(Date)

/s/ Loïc Bastard
(Signature)

Loïc Bastard
(Name)

Director
(Title)

October 19, 2026
(Date)

/s/ Malcolm Mathews
(Signature)

Malcolm Mathews
(Name)

Director
(Title)

October 19, 2026
(Date)

/s/Mohamed Abdulaziz A. Al Tuwaijri
(Signature)

Mohamed Abdulaziz A. Al Tuwaijri
(Name)

Director
(Title)

October 19, 2026
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

Qnetic

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PROBLEM

The World Needs a New Kind of Battery

Renewable energy sources like solar and wind are great – until the sun sets and the air's still. Batteries should fix this, but tech like lithium-ion cells are expensive, degrade over time, and rely on scarce materials and supply chains dominated by China. Meanwhile, today's experts predict 15X more storage capacity demand by 2030. In total:

$3T	$70B+[2]	90%
Global energy storage market projected to exceed.[1]	invested in climate tech in 2022 alone.	Renewables will account for 90% of new power capacity (IEA)[3].

The world needs reliable storage systems that can store energy when production is high and release it when it's low. Like ours.



SOLUTION

A Battery That Never Wears Out

Qnetic's battery delivers reliable, on-demand energy storage without the drawbacks of lithium-ion tech. It lasts decades, costs about 2X less per MWh, and works in any environment.



Stores energy efficiently, delivering power as needed

No capacity loss, working like new for 30+ years

Handles extreme conditions, working in desert heat or Arctic cold

Free of scarce supply chains, made entirely from abundant, locally sourced materials

Completely safe, carrying no fire risk or toxic chemicals

HOW IT WORKS

How the Qnetic Battery Works

Qnetic charges and discharges electricity like any other battery, but instead of storing energy with chemicals like lithium, it stores it mechanically with kinetic energy. To charge, Qnetic uses a motor to spin a rotor, turning electricity into kinetic energy. The faster the rotor spins, the more energy it stores – staying fully charged when at its fastest. When power is needed, the motor switches to generator mode, slowing the rotor down and efficiently converting its kinetic energy back into electricity.

QNETIC MECHANICAL BATTERY			
1 MWh CAPACITY	POWER 250kW	4-12hrs DISCHARGE	>85% ROUND-TRIP EFFICIENCY


MOTOR GENERATOR
Dual-function Converts electricity to mechanical energy and vice-versa
SUSPENSION BEARING
Support and guide the rotor on a frictionless magnetic cushion
ROTOR
Cumulate kinetic energy by spinning faster and faster
VACUUM SEALED CASING
Removes the losses due to the friction


Q1
QNETIC FESS
1MWh 250kW


SOLVING THE
ENERGY
STORAGE
PROBLEM
ENABLING CLEAN, SUSTAINABLE
POWER, 24/7, ON-DEMAND
Q1
Qnetic SOSV

Download our investor brief to see our full business plan.

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TRACTION

$110M+ in LOIs Already Secured*

Our technology is already attracting serious interest from prominent investors and customers.


TESLA
Megapack

$110M in LOIs from 8 major energy players, including Tesla Megapack's top customer.


EPRI
ELECTRIC POWER
RESEARCH INSTITUTE

Technology partner in the Energy Storage Technologies de-RISKED programme by the world-renowned EPRI (Electric Power Research Institute)


YOUNG GREEN TECH
EMPOWERING GREEN ENTREPRENEURS

Awards: Young Green Tech Innovation Winner, SuperPowers for Good Judges Choice Award


SOSV

Backed by the world's #1 climate tech investor, SOSV ($500K investment)


KINGSCROWD
THE #1 ONLINE PRIVATE MARKET RATINGS & ANALYTICS SOLUTION

Backed by, Kingscrowd Capital and D3VC.



Backed by private Saudi investors ($5M investment).

These LOIs alone will cover the first two years of production for our U.S. assembly line, allowing us to scale quickly and meet surging demand.

*The LOIs secured by Qnetic are non-binding and there are no guarantees that they will become binding agreements.

COMPETITIVE ADVANTAGE

Outperforming Across the Board

In lithium-ion systems, draining a battery from 100% to 0% equals one “cycle” – and each cycle rapidly degrades overall energy capacity. That’s why most grid-scale systems are limited to one full cycle per day: to preserve lifespan. Qnetic doesn’t degrade, so it can cycle as often as needed – unlocking more flexibility and revenue per day. Here’s how we compare:

Advantages over **Lithium ion LFP batteries**

While Li-ion may be cheaper to install, Qnetic wins where it matters – on durability, performance, and lifetime value.


CAPEX
DEGRADATION RESISTANCE
LAND EFFICIENCY
CYCLE LIFE
HOT/COLD CLIMATE RESISTANCE
DOMESTIC CONTENT
Li
Qnetic

EXPANSION/ROADMAP

Scaling Toward Our **Long-Term Vision**

We envision a future where Qnetic storage provides every town and city access to reliable renewable energy, replacing fossil fuels entirely. Here’s how we’ll start to make that a reality:

2026 H1
- First serial product prototype build

2026 H2
- Launch customer pilot deployment and validation testing

2027
- First commercial installations with utilities and energy developers.
- Full-scale U.S. production ramp-up.

2028-2029
- Expansion to 80+ public power authorities and large-scale deployments.

2030
- Over 3,500 units deployed annually, international expansion into Europe and Asia.

The above timeline is based on assumptions of meeting our development and performance goals, maintaining costs, and successfully adhering to regulatory requirements. These projections are subject to various risks, such as changes in development and manufacturing costs, potential design and manufacturing delays, competition, and our ability to raise funds, which are more fully outlined in the "Risk Factors" section in the Company's Form C. Actual results could vary significantly from these predictions due to these and other unforeseen factors.

Our vision for energy storage will enable humanity to rely on **clean, renewable power 24/7, on-demand.**





Exclusive
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TEAM

Proven Leaders, Engineers, and Visionaries

Experts in tech, engineering, and business, the Qnetic team is united in transforming energy systems for good.



MICHAEL PRATT

Co-founder/CEO

Award-winning product design specialist—16 years' experience in leading product development consultancy IDC in London and Shanghai. Inventor on several patents and has track record of successful, innovative and award-winning products. Was the founding General Manager and Technical Director of the Chins business for IDC, leading delivery of exceptional results for clients across diverse product types.



LOÏC BASTARD

Co-Founder/CTO

Former Head of Department at wind turbine manufacturer Envision Energy and 10-year veteran of Siemens. Expert in designing and analyzing complex rotating systems with 18 years experience across jet engines, gas turbines and wind turbines. Specializes in vibrations, rotor dynamics, and FEA.



MALCOLM MATHEWS

COO

Global business executive with 30+ years of leadership across industrial, technology, and services sectors, including roles as APAC CFO at Johnson Controls, Stanley Black & Decker, and Carrier. He has overseen multi-billion- dollar portfolios, major restructurings, and growth initiatives across Asia-Pacific.



DR. MATHIAS MIER

MD, Qnetic GmbH

Almost forty years in leading roles in renewable energy, including twelve years at REpower Systems and five years Envision Energy. Expert in intercultural business, quality, risk and supplier management. Experience in managing global JV and license agreements.

Frequently Asked Questions

1. Why invest in startups?

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Qnetic

Sources

1. https://www.iea.org/news/global-energy-investment-set-to-rise-to-33-trillion-in-2025-amid-economic-uncertainty-and-energy-security-concerns
2. https://www.holoniq.com/notes/2022-climate-tech-vc-funding-totals-70-1b-up-89-from-37-0b-in-2021
3. https://www.iea.org/reports/renewables-2025/renewable-electricity

Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT C
Subscription Agreement between the Investor and Co-Issuer
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Qnetic CF Seed Investors SPV, LLC
c/o Qnetic Corporation
276 5th Avenue, Suite 704-3137
New York, New York 10001

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**"), of Qnetic CF Seed Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Non-Voting-1 Preferred Stock to be acquired from Qnetic Corporation, a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Non-Voting-1 Preferred Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $4,104,076.20 (the "**Oversubscription Offering**"). The Company may accept subscriptions until December 31, 2026 (the "Termination Date"). Providing that subscriptions for $10,000.23 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual

shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription

Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer for the years ended December 31, 2025 and December 31, 2024, respectively, and the related statements of operations, changes in member's deficit and cash flows at December 31, 2025 and December 31, 2024 (the "**Crowdfunding Issuer Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. Alice.CPA LLC, who has provided the audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited financials (the "**Company Financial Statements**") reviewed by Alice.CPA LLC, an independent accounting firm within the rules and regulations adopted by the SEC. The Company Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency,

reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in

connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF QNETIC CORPORATION ("QNETIC"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN QNETIC AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT QNETIC'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Non-Voting-1 Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Non-Voting-1 Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other

proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9. WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in New York, New York. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of New York, State of New York. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Qnetic Corporation CF Seed Investors SPV, LLC
c/o Qnetic Corporation
276 5th Avenue, Suite 704-3137

New York, New York 10001

If to the Crowdfunding Issuer, to:

Qnetic Corporation
276 5th Avenue, Suite 704-3137
New York, New York 10001

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the

parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Qnetic Corporation

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series CF Preferred Stock of Qnetic Corporation by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Non-Voting Preferred Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Qnetic Corporation

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Qnetic Corporation (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Qnetic Corporation's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Qnetic Corporation's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)

LIMITED LIABILITY COMPANY AGREEMENT

OF

QNETIC CF SEED INVESTORS SPV, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (the "**Agreement**") of Qnetic CF Seed Investors SPV, LLC, a Delaware limited liability company (the "**Company**") is entered into as of March 13, 2025 by and among the Company, Qnetic Corporation (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Qnetic Corporation (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01 Name. The name of the Company is Qnetic CF Seed Investors SPV, LLC.

Section 1.02 Principal Office. The principal office of the Company is located at 276 5th Avenue, Suite 704-3137, New York, New York 10001 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and

disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01 Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02 Capital Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto,

shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05 Certification of Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b) Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06 Meetings.

(a) To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b) Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes

for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01 Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the

Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding seventy five percent (75%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i) To the Crowdfunding Issuer;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act; or

(iv) To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and

make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 75% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05 Reports under Regulation Crowdfunding.

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of 75% of the Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on March 13, 2025.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k) "**Manager**" means, initially, Qnetic Corporation, or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m) "**Securities**" means the underlying securities (i.e., Non-Voting Preferred Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	276 5th Avenue Suite 704-3137 New York, New York 10001 c/o Qnetic Corporation Email: mike@qnetic.energy Attention: Michael Pratt, CEO of Qnetic Corporation
If to the Manager:	276 5th Avenue Suite 704-3137 New York, New York 10001 Email: mike@qnetic.energy Attention: Michael Pratt, CEO of Qnetic Corporation
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 75% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

QNETIC CF SEED INVESTORS SPV, LLC

By: Qnetic Corporation, a Delaware corporation,

Its Manager

DocuSigned by:

By: ______________________________
B6B44644FB10431...

Name: Michael Pratt

Title: CEO

[SIGNATURE PAGE TO QNETIC CF SEED INVESTORS SPV, LLC OPERATING AGREEMENT]

SCHEDULE I

MEMBERS SCHEDULE

Individual/Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Fourth Amended and Restated Certificate of Incorporation
(Attached)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "QNETIC CORPORATION", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2026, AT 8:53 O`CLOCK A.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

7040784 8100
SR# 20264536551

Authentication: 205265638
Date: 09-29-26

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:53 AM 09/29/2026
FILED 08:53 AM 09/29/2026
SR 20264536551 - File Number 7040784

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF QNETIC CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

QNETIC CORPORATION, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is QNETIC CORPORATION, and that this corporation was originally incorporated pursuant to the General Corporation Law on September 20, 2022. The Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on December 8, 2025. The Second Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on February 9, 2026. The Third Amended and Restated Certificate of Incorporation of this corporation was filed with the Secretary of State of the State of Delaware on July 20, 2026.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Third Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Third Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is QNETIC CORPORATION (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 72,924,226 shares, consisting of (i) 44,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 28,924,226 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. **Voting**. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however,* that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Fourth Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Fourth Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Fourth Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. **PREFERRED STOCK**

5,464,480 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 2,902,494 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**", 1,800,154 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**", 1,087,693 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**", 1,530,006 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-5 Preferred Stock**", 6,018,917 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Non-Voting-1 Preferred Stock**", and 10,120,482 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Non-Voting-2 Preferred Stock**", with the following rights, preferences, powers and restrictions, qualifications and limitations. Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, and Series Seed-5 Preferred Stock are collectively referred to as "**Series Seed Preferred Stock**". Non-Voting-1 Preferred Stock and Non-Voting-2 Preferred Stock are collectively referred to as "**Non-Voting Preferred Stock**". Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth.

1. **Dividends.**

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Fourth Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be

calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean (i) $0.9150 per share for the Series Seed-1 Preferred Stock, (ii) $0.7320 per share for the Series Seed-2 Preferred Stock, (iii) $0.6863 per share for the Series Seed-3 Preferred Stock, (iv) $0.5490 per share for the Series Seed-4 Preferred Stock, (v) $0.0654 per share for the Series Seed-5 Preferred Stock, (vi) $1.79 per share for the Non-Voting-1 Preferred Stock, and (vii) $4.15 per share for the Non-Voting-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

2.1 **Preferential Payments to Holders of Preferred Stock.**

2.1.1 **Preferential Payments to Holders of Series Seed Preferred Stock.** In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Series Seed Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Non-Voting Preferred Stock and holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Series Seed Preferred Stock equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "**Series Seed Liquidation Amounts**"), or (ii) such amount per share as would have been payable had all shares of such series of Series Seed Preferred Stock (and all shares of all other series of Series Seed Preferred Stock that would receive a larger distribution per share if such series of Series Seed Preferred Stock and all such other series of Series Seed Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.1.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "**Available Proceeds**" means the consideration received by the Corporation for the Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

2.1.2 **Preferential Payments to Holders of Non-Voting Preferred Stock.** After the payment of all Series Seed Liquidation Amounts required to be paid to the holders of Series Seed Preferred Stock pursuant to Section 2.1.1, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, on a *pari passu* basis based on their respective Non-Voting Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Non-Voting Preferred Stock equal to the greater of (i) one times the applicable Original

Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Non-Voting Preferred Stock been converted into Common Stock at the then-effective conversion rate determined pursuant to Section 4.1.1 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "**Non-Voting Liquidation Amounts**", and together with Series Seed Liquidation Amounts, collectively, as the "**Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Non-Voting Preferred Stock the full amount to which they shall be entitled under this Section 2.1.2, the holders of shares of Non-Voting Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 **Payments to Holders of Common Stock**. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the assets of the Corporation available for distribution to its stockholders and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, and (b) a Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, as applicable, the consideration available for distribution to the stockholders of the Corporation and not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the Available Proceeds not payable to the holders of shares of Preferred Stock pursuant to Section 2.1, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 **Deemed Liquidation Events**.

2.3.1 **Definition**. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a) a merger or consolidation involving the Corporation, except any such merger or consolidation involving the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. **Voting.**

3.1 **General**. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Fourth Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. To the extent permitted by the General Corporation Law, the holders of the Non-Voting Preferred Stock shall not be entitled to vote on any matter required or permitted to be voted on by the stockholders of the Corporation; provided, however, that in the event that any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting) is a matter on which the shares of the Non-Voting Preferred Stock are required to be entitled to a vote pursuant to applicable law, each holder of outstanding shares of the Non-Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of the Non-Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

3.2 **Election of Directors**. The holders of record of the shares of Series Seed-1 Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation, and the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect the remaining number of directors as fixed pursuant to the Bylaws of the Corporation (the "**Common Directors**"); *provided, however,* that, for administrative convenience, any initial director or directors that any class or classes or series of Preferred Stock shall be entitled to elect in accordance with the foregoing may also be appointed by the Board of Directors, acting by a majority of the sitting directors, regardless of whether any such sitting directors are elected by any particular class or classes or series of capital stock, without any action by the holders of such class or classes or series of Preferred Stock. Any director elected (or appointed) as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed-1 Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2 (and to the extent any of such directorships is not otherwise filled by a director appointed by the Board of Directors in accordance with the first sentence of this Section 3.2), then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed-1 Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. Except as otherwise provided in this Section 3.2, a vacancy in any directorship elected by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

4. **Optional Conversion.** The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 **Right to Convert.**

4.1.1 **Conversion Ratio**. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. Shares of Non-Voting Preferred Stock shall only be convertible, as provided for in Section 5 below, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to $0.9150 per share for the Series Seed-1 Preferred Stock, $0.7320 per share for the Series Seed-2 Preferred Stock, $0.6863 per share for the Series Seed-3 Preferred Stock, $0.5490 per share for the Series Seed-4 Preferred Stock, $0.0654 per share for the Series Seed-5 Preferred Stock, $1.79 per share for the Non-Voting-1 Preferred Stock, and $4.15 per share for the Non-Voting-2 Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 **Termination of Conversion Rights**. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1.1 to the holders of Series Seed Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 **Fractional Shares**. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 **Mechanics of Conversion**.

4.3.1 **Conversion**. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of written notice from a converting stockholder, any requested endorsements and instruments of transfer and, if applicable, certificates (or a lost certificate affidavit and indemnity agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.

4.3.2 **Reservation of Shares**. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in reasonable best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fourth Amended and Restated Certificate of Incorporation.

4.3.3 **Effect of Conversion**. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such

series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Series Seed Preferred Stock accordingly.

4.3.4 **Taxes**. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 **Reserved**.

4.5 **Adjustment for Stock Splits and Combinations**. For purposes of Sections 4.5 through 4.7, the "Applicable Original Issue Date" means, with respect to any series of Preferred Stock, the date on which the first share of such series was issued. If the Corporation shall at any time or from time to time after the Applicable Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Applicable Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 **Adjustment for Certain Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Applicable Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series

of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 **Adjustments for Other Dividends and Distributions**. In the event the Corporation at any time or from time to time after the Applicable Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and any provisions in this Fourth Amended and Restated Certificate of Incorporation with respect to dividend rights of the Preferred Stock do not otherwise apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 **Adjustment for Merger or Reorganization, etc**. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter, if and when convertible pursuant to this Article Fourth, be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.10 **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any

reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten days prior to the record date or effective date for the event specified in such notice.

5. **Mandatory Conversion**.

5.1 **Trigger Events**. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1, (a) immediately prior to the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended; (b) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities); (c) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (such transaction or series of related transactions, the "**SPAC Transaction**"); and (d) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (any of (a), (b), (c) or (d), the "**Mandatory Conversion Time**"). Such automatically converted shares of Preferred Stock may not be reissued by the Corporation. For the avoidance of doubt, upon automatic conversion of all outstanding shares of Preferred Stock into shares of Common Stock immediately prior to a SPAC Transaction pursuant to clause (c) of the first sentence of this Section 5.1, all rights of the Preferred Stock under Section 2 with respect to preferential payments (or any other payments that may otherwise differ from distributions to Common Stock) will terminate, and no such rights shall apply with respect to the SPAC Transaction.

5.2 **Procedural Requirements**. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the

Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. **Waiver**. Except as otherwise set forth herein or required by law, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders; and (b) any of the rights, powers, preferences and other terms of a series of Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of such series of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Series Seed Preferred Stock.

8. **Notices**. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

All references to an officer of the Corporation in this Article Ninth shall mean a person who is an officer of the Corporation for purposes of Section 102(b)(7) of the General Corporation Law.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Fourth Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Series Seed Preferred Stock then outstanding will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any

provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Fourth Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Fourth Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Fourth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

(*signature page follows*)

IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on September 29, 2026.

By: /s/ Michael Alexander Pratt
Michael Alexander Pratt, Chief Executive Officer

EXHIBIT F
By-Laws
(Attached)

BYLAWS

OF

QNETIC CORPORATION

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the corporation in the State of Delaware is 651 NORTH BROAD STREET, SUITE 201, City of MIDDLETOWN, County of New Castle, 19709 or in such other location as the Board of Directors of the corporation (the "***Board of Directors***") may from time to time determine or the business of the corporation may require.

Section 2. Other Offices. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS' MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "***DGCL***").

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to

holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "***1934 Act***"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "***Solicitation Notice***").

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as

otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "***SEC***") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "***CGCL***"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in accordance with Section 232 the DGCL, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be

waived by any stockholder by such stockholder's attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are (a) announced at the meeting at which the adjournment is taken, (b) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting of stockholders. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or

by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect: (a) if only one votes, such person's act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary will prepare, no later than the tenth day before each meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list will be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A consent must be set forth in writing or in an electronic transmission. No consent will be effective to take the corporate action referred to therein unless consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL within 60 days of the first date on which a consent is so delivered to the corporation. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228 of the DGCL. If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the

DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

(d) A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

Section 14. Organization.

(a) At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in the Secretary's absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

(b) The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the corporation will be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

Section 17. Term of Directors.

(a) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until such director's successor is duly elected and qualified or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

Section 18. Vacancies.

(a) Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full

term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

(b) At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

(ii) the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

Section 19. Resignation. Any director may resign at any time by delivering such director's notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until such director's successor has been duly elected and qualified.

Section 20. Removal.

(a) Subject to any limitations imposed by applicable law and unless otherwise provided in the Certificate of Incorporation, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

(b) During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system

designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 23. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of

Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of such member's death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of

such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

Section 26. Duties of Chair of the Board of Directors. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

Section 27. Organization. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in the Secretary's absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 28. Officers Designated. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

Section 29. Tenure and Duties of Officers.

(a) General. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e) Duties of Secretary. The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation. The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation. The Chief Financial Officer will perform other duties commonly incident to such office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

Section 30. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 31. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective. Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 32. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 33. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 34. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 35. Form and Execution of Certificates. The shares of the corporation will be represented by certificates, or will be uncertificated. Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the

number of shares owned by such holder in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if such person were such officer, transfer agent, or registrar at the date of issue.

Section 36. Lost Certificates. A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 37. Restrictions on Transfer.

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "***Transfer***") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

(b) If a stockholder desires to Transfer any shares, then the stockholder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 38 of these Bylaws.

(c) At the option of the corporation, the stockholder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

(d) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

(e) The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "***1933 Act***").

(f) The certificates representing shares of stock of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Section 38. **Right of First Refusal**. No stockholder will Transfer any of the shares of stock of the corporation, except by a Transfer that meets the requirements set forth in this Section 38, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

(a) If the stockholder desires to Transfer any of the stockholder's shares of stock, then the stockholder must first give written notice thereof to the corporation. The notice must name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

(b) For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the stockholder, the corporation has the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it will give written notice to the transferring stockholder of its election and settlement for said shares will be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation will so notify the transferring stockholder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership or limited liability company of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, life partner or similar

statutorily-recognized domestic partner, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution will be conducted in the manner set forth in this Section 38;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(7) A Transfer by a stockholder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such stock subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such stock except in accord with this Section and the other provisions of these Bylaws.

(g) The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

(h) Any Transfer, or purported Transfer, of securities of the corporation will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

(i) The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j) The certificates representing shares of stock of the corporation that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR

OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k) To the extent this Section conflicts with any written agreements between the corporation and the stockholder attempting to Transfer shares, such agreement will control.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on

the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

(c) Expenses. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in such director's or officer's capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that such person's conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such person has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application

of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

(j) **Certain Definitions**. For the purposes of this Section, the following definitions apply:

(1) The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

ARTICLE XII

NOTICES

Section 46. **Notices**.

(a) **Notice to Stockholders**. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation. The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans to Officers. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE XV

MISCELLANEOUS

Section 49. Annual Report.

(a) Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are 100 or more stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 (or, if sent by third-class mail, 35) days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b) If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

Section 50. Forum. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

EXHIBIT G
Financial Statements
(Attached)

Qnetic Corporation

(a Delaware Corporation)

Audited Consolidated Financial Statements

As of the year ended December 31, 2025 and 2024

QNETIC CORPORATION

TABLE OF CONTENTS

Alice CPA

Independent Auditor's Report

April 27, 2026
To the Board of Directors and Management of Qnetic Corporation
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of Qnetic Corporation, which comprise the consolidated balance sheet as of December 31, 2025 and December 31, 2024, and the related statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qnetic Corporation as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Qnetic Corporation and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

229 Park Ave S, Suite 70037
New York, New York 10003-1502
Info@Alice.CPA

As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Qnetic Corporation's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Qnetic Corporation's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies or material weaknesses in internal control that we identify during our audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 27, 2026

Qnetic Corporation
CONSOLIDATED BALANCE SHEETS
As of December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
ASSETS		
Current Assets		
Cash	$ 3,790,836	$ 204,469
Prepaid expenses and other current assets	124,978	15,552
Total Current Assets	**3,915,814**	**220,021**
Noncurrent Assets		
Property and equipment, net	110,627	4,954
Operating lease right-of-use asset, net	227,717	25,204
Security deposit	68,782	-
Total Noncurrent Assets	**407,126**	**30,158**
Total Assets	**$ 4,322,940**	**$ 250,179**

(Continued on the next page)

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED BALANCE SHEETS (CONTINUED)
As of December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 162,090	$ 25,789
Accrued expenses	559,885	54,609
Operating lease liability, current	81,492	28,426
Total Current Liabilities	**803,467**	**108,824**
Long-Term Liabilities		
Accrued compensation, long-term	109,500	109,500
Operating lease liability, noncurrent	159,819	-
Total Long-Term Liabilities	**269,319**	**109,500**
Total Liabilities	**1,072,786**	**218,324**
Shareholders' Equity		
Common stock, $0.0001 par value; 28,000,000 and 10,000,000 shares authorized as of December 31, 2025 and 2024, respectively; 8,039,998 shares issued and outstanding as of December 31, 2025 and 2024	804	804
Preferred stock, $0.0001 par value; 12,784,827 shares authorized as of December 31, 2025; 12,784,827 and 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1,278	-
Additional paid-in capital	9,348,986	242,224
SAFE notes	-	2,120,930
Accumulated deficit	(6,134,362)	(2,341,259)
Accumulated other comprehensive gain	33,448	9,156
Total Shareholders' Equity	**3,250,154**	**31,855**
Total Liabilities and Shareholders' Equity	**$ 4,322,940**	**$ 250,179**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024
Revenues	$ -	$ -
Operating Expenses		
General and administrative	1,611,032	389,847
Research and development	2,217,622	859,890
Total Operating Expenses	**3,828,654**	**1,249,737**
Loss from Operations	**(3,828,654)**	**(1,249,737)**
Other Income (Expense)		
Interest expense	34	-
Interest income	61,143	899
Other expense, net	(25,626)	(2,037)
Total Other Expense, net	**35,551**	**(1,138)**
Net Loss	**(3,793,103)**	**(1,250,875)**
Other comprehensive gain (loss), net of tax		
Foreign currency translation adjustments	24,292	5,490
Total Comprehensive Loss	**$ (3,768,811)**	**$ (1,245,385)**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2025 and 2024
(Audited)

	Common stock		Preferred Stock		Additional	Accumulated		Accumulated Other	Total
	Shares	Value	Shares	Value	Paid-in Capital	Deficit	SAFE Notes	Comprehensive Gain	Shareholders' Equity
Balance as of January 1, 2024	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (990,384)**	**$ 1,832,600**	**$ 3,666**	**$ 1,088,910**
Prior period adjustment: issuance of SAFE for noncash consideration	-	-	-	-	-	(100,000)	100,000	-	-
Balance as of January 1, 2024, as restated	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (1,090,384)**	**$ 1,932,600**	**$ 3,666**	**$ 1,088,910**
Issuance of SAFE notes	-	-	-	-	-	-	188,330	-	188,330
Net loss	-	-	-	-	-	(1,250,875)	-	-	(1,250,875)
Other comprehensive gain	-	-	-	-	-	-	-	5,490	5,490
Balance as of December 31, 2024, as restated	**8,039,998**	**$ 804**	**-**	**$ -**	**$ 242,224**	**$ (2,341,259)**	**$ 2,120,930**	**$ 9,156**	**$ 31,855**
Issuance of SAFE notes	-	-	-	-	-	-	6,936,296	-	6,936,296
Conversion of SAFE notes to preferred stock	**-**	**-**	**12,784,827**	**1,278**	**9,055,948**	**-**	**(9,057,226)**	**-**	**-**
Stock based compensation	-	-	-	-	50,814	-	-	-	50,814
Net loss	-	-	-	-	-	(3,793,103)	-	-	(3,793,103)
Other comprehensive gain	-	-	-	-	-	-	-	24,292	24,292
Balance as of December 31, 2025	**8,039,998**	**$ 804**	**12,784,827**	**$ 1,278**	**$ 9,348,986**	**$ (6,134,362)**	**$ -**	**$ 33,448**	**$ 3,250,154**

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(Audited)

	2025	2024, As restated
Cash Flows from Operating Activities		
Net loss	$ (3,793,103)	$ (1,250,875)
Adjustments to reconcile net loss to net cash provided by operations:		
Stock-based compensation expense	50,814	-
Right-of-use asset and lease liability	10,372	(3,852)
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	(109,426)	29,731
Accounts payable	136,301	(11,317)
Accrued expenses	505,276	(3,291)
Net cash from operating activities	(3,199,766)	(1,239,604)
Cash Flows from Investing Activities		
Purchase of property and equipment	(105,673)	(3,932)
Security deposit	(68,782)	-
Net cash from investing activities	(174,455)	(3,932)
Cash Flows from Financing Activities		
Proceeds from SAFE Notes	6,936,296	188,330
Net cash from financing activities	6,936,296	188,330
Net change in cash and cash equivalents	3,562,075	(1,055,206)
Effect of exchange rates changes on cash and cash equivalents	24,292	5,490
Cash at beginning of year	204,469	1,254,185
Cash at end of year	$ 3,790,836	$ 204,469
Supplemental information:		
Noncash conversion of SAFE notes to preferred stock	$ 9,057,226	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Qnetic Corporation
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2025 and 2024
(Audited)

NOTE 1 – NATURE OF OPERATIONS

Qnetic Corporation was formed in Delaware on September 20, 2022. Qnetic Holdings PTE. Ltd was formed in Singapore on May 27, 2022, and acquired Shanghai Qnetic Technology Co., Ltd, an entity formed in Shanghai on September 28, 2021, in 2022. Qnetic GmbH is a Germany entity formed on June 29, 2023 and is a wholly owned by Qnetic Corporation. Qnetic Corporation acquired Qnetic Holdings PTE. Ltd through a share swap transaction in 2023.

These companies are collectively referred to as “the Company” herein the consolidated financial statements.

The Company plans to generate revenue by manufacturing, selling and maintaining Flywheel Energy Storage Systems (FESS) to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company's headquarters are in New York, New York and Singapore with its subsidiary in Shanghai, China. The Company's customers will be global.

The Company is in the process of raising funds to develop the prototype for its first commercial model. The Company is plans to conduct additional crowdfunding in 2026 and/or through venture capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of the significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements. The consolidated financial statements and notes are representations of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Basis of Consolidation – Foreign Operations

The consolidated financial statements of the Company include its wholly owned subsidiaries: Qnetic Holdings PTE. Ltd, an entity operating in Singapore, formed in 2022; Shanghai Qnetic Technology Co., Ltd, an entity operating in Shanghai, formed in 2021; Qnetic GmbH, an entity operating in Germany, formed in 2023. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The consolidated financial statements of the Company's foreign subsidiaries have been translated into

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

U.S. dollars. Results of operations for the foreign subsidiaries are translated form the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Shareholders' equity is translated at the historical exchange rate at the time of transaction. The net effect of translating these balances from the functional currency to U.S. dollars (the reporting currency) has been recorded as a foreign currency translation adjustment in other comprehensive income within the consolidated statements of comprehensive income and the consolidated statements of shareholders' equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2025 and 2024, the Company had total cash and cash equivalents balances of $3,790,836 and $204,469 respectively. Included in these balances are treasury investment amounting to $3,717,361 and $3,181 as of December 31, 2025 and 2024, respectively.

Prepaid and Other Current Assets

Prepaid and other current assets consist primarily of prepayments and advances to suppliers for goods and services to be received in future periods. These amounts are recognized as expenses or reclassified to the appropriate asset account as the related goods are delivered or services are rendered. Prepayments and advances are expected to be utilized or settled within twelve months from the reporting date and are therefore classified as current assets in the balance sheets.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

As of December 31, 2025 and 2024, the Company's prepaid and other current assets amounted to $124,978 and $15,552, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life is 31 months for equipment and furniture and fixtures, and 36 months for tools.

Expenditures for major improvements and betterments that extend the useful life of the assets are capitalized, while repairs and maintenance are expensed as incurred. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term, including reasonably assured renewal periods.

The Company evaluates property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If such indicators are present, the Company assesses recoverability based on estimated undiscounted future cash flows and recognizes an impairment loss for any excess of carrying value over fair value. As of December 31, 2025 and 2024, no impairment losses were recognized.

Security Deposit

Security deposits represent refundable amounts paid in connection with lease agreements and are recorded at cost. These are classified as noncurrent assets unless expected to be recovered within twelve months from the reporting date. The Company evaluates recoverability when indicators of impairment exist.

As of December 31, 2025, the Company paid a security deposit of $68,782 in connection with a lease agreement executed in October 2025. The related lease had not yet commenced as of December 31, 2025, as the leased premises were still undergoing renovations by the lessor, with lease commencement occurring in April 2026. Accordingly, the deposit is presented as a noncurrent asset as of December 31, 2025. No security deposits were recorded as of December 31, 2024.

Accounts Payable

The Company classifies as accounts payable obligations for goods and services acquired from suppliers in the ordinary course of business. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at their invoiced amount. As of December 31, 2025 and 2024, accounts payables balances were $162,090 and $25,789, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include payroll liabilities and interests on loans. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $559,885 and $54,609 as of December 31, 2025 and 2024, respectively.

Accrued Compensation

Accrued compensation consists of accrued wages payable to several initial shareholders. These are presented as long-term on the consolidated balance sheets at December 31, 2025 and 2024.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

Leases

The Company recognizes and measures its leases in accordance with ASU 2016-02, Leases (Topic 842) ("ASC 842"). In accordance with ASC 842, the Company determines if an arrangement contains a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets and operating lease liabilities, current and noncurrent, on the balance sheet. Lease liabilities are initially recorded at the present value of the lease payments by discounting the lease payments by the discount rate and then recording accretion over the lease term using the effective interest method.

Operating lease classification results in straight-line expense recognition pattern over the lease term and recognized lease expense as a single expense component, which results in amortization of the ROU asset that equals the difference between straight-line lease expense and the expense recorded to related to the lease liability. Operating lease expense is presented under operating expenses, based on the use of the leased asset, on the statement of operations.

The operating lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Share Based Compensation

Consistent with US GAAP, the Company records stock-based compensation as a non-cash expense. The Company measures and recognizes compensation expense for all stock-based awards, granted to employees and directors based on the estimated fair value of the awards on the date of grant. The fair value of each stock option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of the Company's common stock, risk-free interest rates, and the expected dividend yield of the Company's common stock. The assumptions used to determine the fair value of the awards represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment.

The Company amortizes the fair value of each stock award over the requisite service period of the awards in accordance with the associated vesting schedule. Stock based compensation is adjusted based upon actual forfeitures.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized upon transfer of promised products and services to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company determines the amount of revenue to be recognized through application of the following steps:

- Identification of the contract with customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligations.

The Company has not generated revenue as of December 31, 2025 and 2024.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10, *Income Taxes*, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in its financial statements or income tax returns. Under ASC 740-10, the Company determines deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, measured using the more-likely-than-not standard to determine if the tax benefits will be realized using the enacted rates in effect for the years in which it expects the differences to reverse. To the extent a deferred tax asset cannot be realized, a valuation allowance is established if necessary.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

The Company accounts for uncertain income tax positions in accordance with the accounting guidance in ASC Topic 740. Under this guidance, tax positions are initially recognized by the Company in consolidated financial statements when it is more-likely-than-not the position will besustained upon examination by the tax authorities. The Company's policy is to recognize interest and penalties related to any uncertain income tax positions as a component of the provision for income taxes in the consolidated statements of comprehensive income. The Company is not aware of any uncertain tax positions resulting in a liability as of December 31, 2025 and 2024.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the consolidated financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets as of December 31, 2025 and 2024 consists of the following:

	2025	2024	Useful Life
Furniture and Fixture	$ 81,661	$ 6,958	31 months
Equipment	37,796	-	31 months
Tool	1,239	-	36 months
Accumulated Depreciation	(13,143)	(2,004)	
Property, plant and equipment - net	$ 110,627	$ 4,954	

NOTE 4 – LEASES

The Company leases office and industrial space under various lease arrangements. The Company determines whether an arrangement is or contains a lease at inception and classifies leases at commencement. Lease arrangements with a term of twelve months or less are accounted for as short-term leases, with lease payments recognized as expense on a straight-line basis over the lease term.

As of December 31, 2025, the Company’s lease portfolio consists of both short-term leases and one long-term operating lease. Short-term leases primarily relate to office spaces with lease terms of less than twelve months. The Company has elected the short-term lease exemption for these arrangements; accordingly, no right-of-use (“ROU”) assets or lease liabilities are recognized for these leases.

In July 2025, the Company commenced a lease agreement for an industrial facility consisting of both office and factory space. The lease term is 39 months, ending September 30, 2028. The lease includes a renewal option; however, such option was not considered reasonably certain to be exercised at lease commencement. The lease is classified as an operating lease, as it does not meet any of the criteria for finance lease classification under ASC 842.

The Company recognized a right-of-use asset and corresponding lease liability at lease commencement for this arrangement. Lease expense is recognized on a straight-line basis over the lease term. The lease includes rent-free periods and fixed payments, while variable payments such as utilities are excluded from the measurement of the lease liability and are expensed as incurred.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

Future minimum lease payments under noncancelable operating leases as of December 31, 2025 are as follows:

		Amount
Year ending December 31, 2026	$	93,558
Year ending December 31, 2027		93,558
Year ending December 31, 2028		77,965
Total future payments		265,080
Less: interest		(23,769)
Present value of lease liability	$	241,311
Months remaining as of December 31, 2025		34
Weighted interest rate		5%

NOTE 5 – EQUITY

Common Stock

The Company is authorized to issue common stock with a par value of $0.0001 per share. As of December 31, 2024, the Company was authorized to issue 10,000,000 shares of common stock, which was amended in 2025 to increase the authorized shares to 28,000,000. As of December 31, 2025 and 2024, there were 8,039,998 shares of common stock issued and outstanding.

Preferred Stock

The Company is also authorized to issue preferred stock with a par value of $0.0001 per share, in one or more series, with rights and preferences as determined by the Board of Directors. As of December 31, 2025, the Company had 5,464,480 Series Seed-1 Preferred shares, 2,902,494 Series Seed-2 Preferred shares, 1,800,154 Series Seed-3 Preferred shares, 1,087,693 Series Seed-4 Preferred shares, and 1,530,006 Series Seed-5 Preferred shares issued and outstanding. As of December 31, 2024, there were no preferred shares issued or outstanding.

During 2025, the Company issued the preferred shares primarily as a result of the conversion of Simple Agreements for Future Equity (SAFEs) into equity upon the occurrence of qualifying financing events, in accordance with the respective SAFE agreements.

Simple Agreements for Future Equity (SAFE)

The Company enters into Simple Agreements for Future Equity ("SAFEs") with investors, which provide the right to receive equity in the Company upon the occurrence of specified triggering events, such as qualified financing or a change in control. These instruments do not have a maturity date and do not bear interest. The SAFEs generally include conversion provisions based on valuation caps and/or discounts to the price per share issued in a future financing. The Company evaluated the SAFE instruments under ASC 480 and ASC 815-40 and concluded that they meet the criteria for equity classification.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

In 2023, the Company entered into various SAFE agreements with third parties for total proceeds of $1,832,600. During 2024, the Company initiated a crowdfunding offering through an intermediary platform to raise up to $1,500,000 in SAFEs, subject to a minimum funding threshold. As of December 31, 2024 and 2023, total SAFEs outstanding amounted to $2,020,930 and $1,832,600, respectively.

During 2025, the Company raised an additional $6,936,296 through the issuance of SAFEs. In addition, the Company identified a SAFE agreement executed in 2023 with a stated value of $100,000 that was issued for noncash consideration and had not been previously recorded. This amount was recognized as a prior period adjustment in 2025 to properly reflect the Company's outstanding SAFE obligations. As of December 31, 2024, total SAFEs outstanding amounted to **$2,120,930** (as restated).

Accordingly, total SAFEs subject to conversion during 2025 amounted to $9,057,226. Upon the occurrence of a qualifying financing event during the year, all outstanding SAFEs were converted into shares of the Company's preferred stock in accordance with their respective terms. As a result, there were no SAFEs outstanding as of December 31, 2025.

Stock-Based Compensation

The Company's Board of Directors adopted a stock option and purchase plan (the Plan) during 2023 and options granted under the Plan may be incentive stock options or non-statutory stock options. The Plan continues in effect for a term of 10 years unless terminated at an earlier date according to the Plan's provisions. The maximum aggregate number of shares that may be issued under the Plan is 4,960,002 shares, of which a maximum of 4,960,002 shares can be issued under the Plan pursuant to incentive stock options. The shares issued under the plan may be authorized, but unissued, or reacquired shares and the term of each option cannot exceed 10 years from the date of the grant.

As of December 31, 2025, the total number of Incentive Stock Options granted under this plan was 4,311,164.

As of December 31, 2025:

	Options	Weighted Average Calculated Value
Nonvested options		
Total nonvested options outstanding, beginning of year	225,572	$ 0.03
Granted	4,003,004	$ 0.03
Vested	(2,515,027)	$ 0.03
Expired	-	$ -
Total nonvested options outstanding, end of year	1,713,549	$ 0.03
Options exercisable, end of year	2,597,615	$ 0.03

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

As of December 31, 2024:

	Options		Weighted Average Calculated Value
Nonvested options			
Total nonvested options outstanding, beginning of year	283,160	$	0.03
Granted	25,000	$	0.03
Vested	(82,588)	$	0.03
Expired	-	$	-
Total nonvested options outstanding, end of year	225,572	$	0.03
Options exercisable, end of year	82,588	$	0.03

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted were as follows:

Exercise price	$0.03
Fair value share price	$0.03
Volatility	80%
Term	5 years
Dividend rate	0%
Risk-free rate	4.23%

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation—Stock Compensation*. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, generally corresponding to the vesting period.

The fair value of stock option awards is estimated on the grant date using the Black-Scholes option pricing model, which requires the use of subjective assumptions, including the fair value of the underlying common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield. These assumptions represent management's best estimates and involve inherent uncertainties.

The Company recognizes compensation expense on a straight-line basis over the vesting period and accounts for forfeitures as they occur.

Stock-based compensation expense recognized for the years ended December 31, 2025 and 2024 amounted to $50,814 and $0, respectively. The 2025 expense includes $467 attributable to 2024 that was not previously recorded as management determined it to be immaterial in the prior year, and $50,347 related to 2025 grants and vesting.

NOTE 6 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2025, the Company identified a Simple Agreement for Future Equity (SAFE) with a stated value of $100,000 that was issued in 2023 for noncash consideration and had not been recorded in the Company's previously issued financial statements. The omission

resulted in an understatement of SAFE notes of $100,000 and a corresponding overstatement of retained earnings as of December 31, 2024 and 2023.

In accordance with U.S. GAAP, the Company recorded a prior period adjustment to correct this error. The adjustment resulted in an increase to SAFE notes of $100,000 and a corresponding decrease to retained earnings of $100,000 as of January 1, 2024, as presented in the statement of stockholders' equity. The comparative financial statements have been adjusted to reflect the correction of this error.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2025 and 2024, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

NOTE 8 – GOING CONCERN AND MANAGEMENT PLANS

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Since inception, the Company has incurred recurring losses from operations and negative cash flows from operating activities. For the year ended December 31, 2025, the Company reported a net loss of $3,793,103 and net cash used in operating activities of $3,199,766. As of December 31, 2025, the Company had an accumulated deficit of $6,134,362.

The Company's ability to continue as a going concern is dependent upon its ability to generate revenues and/or obtain additional financing sufficient to meet its obligations and sustain operations. Management plans to support operations through additional capital raises, including crowdfunding and potential venture capital financing, as well as advancing the development and commercialization of its products.

There can be no assurance that these plans will be successfully implemented or that sufficient financing will be available on acceptable terms, if at all. Accordingly, these conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the consolidated financial statements are available to be issued.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 – SUBSEQUENT EVENTS

Lease with Metro Industrial

The Company entered into a commercial lease agreement on October 20, 2025 for an industrial facility with a contractual term of approximately 63 months. The lease includes an initial rent-free period of two months and an option to extend the lease term for an additional five years, subject to certain conditions.

Qnetic Corporation
Notes to Consolidated Financial Statements
December 31, 2025 and 2024
(Audited)

The lease did not commence as of December 31, 2025, as the Company had not yet obtained possession of the premises and was awaiting completion of renovations by the lessor. The lease commenced in April 2026. Accordingly, no right-of-use asset or lease liability related to this arrangement was recognized in the accompanying consolidated financial statements as of December 31, 2025. The Company will recognize the related right-of-use asset and lease liability upon lease commencement in 2026.

Management's Date of Evaluation

Management has evaluated subsequent events through April 27, 2026, the date the consolidated financial statements were available to be issued. Based on this evaluation, no other material events were identified which require adjustment or disclosure in the consolidated financial statements.

Qnetic CF Seed Investors SPV, LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

For the year ended December 31, 2025

Financial Statements

Qnetic CF Seed Investors SPV, LLC

Table of Contents

Alice CPA

Independent Auditor's Report

April 27, 2026
To the Shareholders of Qnetic CF Seed Investors SPV, LLC
New York, NY

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Qnetic CF Seed Investors SPV, LLC (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Qnetic CF Seed Investors SPV, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are independent of Qnetic CF Seed Investors SPV, LLC in accordance with the relevant ethical requirements relating to our audit and have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

As part of an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 27, 2026

QNETIC CF SEED INVESTORS SPV, LLC
BALANCE SHEET
As of December 31, 2025
(Audited)

ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ -
Total Current Liabilities	-
Total Liabilities	-
Members' Equity	
Members’ Capital	-
Retained earnings	-
Total Members' Equity	-
Total Liabilities and Members' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

QNETIC CF SEED INVESTORS SPV, LLC
INCOME STATEMENT
For the Year Ended December 31, 2025
(Audited)

Revenues	$ -
Operating Expenses	
General and administrative	-
Total Operating Expenses	-
Net Income (Loss)	$ -

The accompanying footnotes are an integral part of these financial statements.

QNETIC CF SEED INVESTORS SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2025
(Audited)

	Members' Capital	Retained Earnings	Total Members' Equity
Balance as of March 13, 2025 (Inception)	$ -	$ -	$ -
Contributions	-	-	-
Distributions	-	-	-
Net Income	-	-	-
Balance as of December 31, 2025	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

QNETIC CF SEED INVESTORS SPV, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2025

(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Net cash provided by (used in) operating activities	-
Cash Flows from Investing Activities	-
Net cash used in investing activities	-
Cash Flows from Financing Activities	-
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

QNETIC CF SEED INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Qnetic CF Seed Investors SPV, LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on March 13, 2025. The Company is a special purpose vehicle for the seed investors of Qnetic Corporation, a Company that plans to manufacture, sell and maintain Flywheel Energy Storage Systems (FESS) to address the gap in energy storage systems needed to facilitate the transition to renewable energy. The Company's headquarters are in New York, New York.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Fiscal Year-End

The Company's fiscal year ends on December 31st.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company had no cash and cash equivalents and did not have any bank accounts.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

QNETIC CF SEED INVESTORS SPV, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
(AUDITED)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company does not generate sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – MEMBERS' EQUITY

As of December 31, 2025, the Company has not yet received any investments.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 27, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

EXHIBIT H
Video Transcript
(Attached)


THE QNETIC BATTERY
Qnetic's revolutionary flywheel energy
storage system (FESS) has the biggest
energy capacity in the world. It is a
technological breakthrough, resulting in a
very low-cost storage solution, enabling

🔋 Qnetic Campaign Script [Int. v2]

Words: 295

Time: 1:49 @ 160 WPM

[MICHAEL]:

Qnetic is solving the biggest challenge in clean energy.

In 2024, enough Terawatt-hours of renewable energy to power *millions* of homes - were wasted.

This happens because the leading technology used to capture this energy—lithium-ion batteries—degrades rapidly, preventing efficient storage and wasting valuable power.

Addressing this flawed technology represents a $2 trillion global market opportunity.

And we can't afford to wait if the world hopes to truly harness the power of clean energy.

It's time to break from the past. It's time for Qnetic.

[LOÏC]:

Qnetic uses patented rotors to store colossal amounts of energy with motion, instead of chemicals. Unlike lithium-ion, it poses no fire risk and can cycle endlessly with near zero losses and no capacity degradation over its 30-year lifespan.

ALT: With cycle definition

Our technology is proudly Made in the USA without dependence on foreign minerals and it installs cleanly—and beautifully—underground.

[MICHAEL]:

Qnetic's durability and unlimited cycling potential unlock a significant opportunity to generate more than twice the revenue compared to lithium-ion systems, which are generally limited to just one cycle—that is: charge and discharge—per day.

It’s the perfect solution the $2T clean energy storage market needs *now.*

Our fully functional prototype is already backed by thousands of investors, including the world’s number one climate tech VC SOSV, D3VC, and Kingscrowd Capital.

With $110M in Letters of Intent from major energy players like Tesla Megapack's top customer, our first two years of production are already spoken for.

We are committed to building a beautiful future where renewable wind and solar energy can be used 24/7 on-demand, regardless of when the sun is shining or the wind is blowing.

That’s our legacy. What will your legacy be?

Invest in Qnetic today.

EXHIBIT I
Purchase Agreement between Company and Co-Issuer
(Attached)

NON-VOTING PREFERRED STOCK PURCHASE AGREEMENT

This Non-Voting Preferred Stock Purchase Agreement (this "***Agreement***") is made as of this _______ day of __________, 202_ by and among Qnetic Corporation, a Delaware corporation (the "***Company***"), and Qnetic CF Seed Investors SPV, LLC, a Delaware limited liability company (the "***SPV***" or "***Purchaser***," and together with the Company, the "***Parties***"). The Parties hereby agree as follows:

1. **Purchase and Sale of Non-Voting Preferred Stock**.

1.1 Sale and Issuance of Non-Voting Preferred Stock. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Closing and the Company agrees to sell and issue to the Purchaser at the Closing up to 1,623,937 shares of Non-Voting Preferred Stock (the "***Shares***") at a purchase price of $1.79 per Share (the "***Price***").

1.2 Closing. The purchase and sale of the Shares shall take place remotely via the exchange of documents and signatures on the date of this Agreement or at such other time and place as the Company and the Purchaser mutually agree upon, orally or in writing (which time and place are designated as the "***Closing***"). The Company and the Purchaser will execute counterpart signature pages to this Agreement and any other documents required by the Company (the "***Transaction Documents***").

2. **Representations and Warranties of the Company**. The Company hereby represents and warrants to the Purchaser that the following representations are true and complete as of the date of the Closing, except as otherwise indicated:

2.1 Organization, Good Standing, Corporate Power and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all power and authority required to (a) carry on its business as presently conducted and as presently proposed to be conducted, and (b) execute, deliver and perform its obligations under the Transaction Documents.

2.2 Valid Issuance of the Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Transaction Documents, applicable state and federal securities laws, and liens or encumbrances by or imposed by the Purchaser.

2.3 Compliance with Other Instruments. To the Company's knowledge, the sale of the Shares will not place the Company in violation or default (a) of any provisions of the Company's Amended and Restated Certificate of Incorporation, (b) of any judgment, order, writ or decree of any court or governmental authority, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order, or (d) of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated by the Transaction Documents will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

3. **Representations and Warranties of the Purchaser**. The Purchaser hereby represents and warrants to the Company as follows:

3.1 Purchase for Own Account. The Purchaser is acquiring and will hold the Shares for investment for its account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "***Securities Act***").

3.2 Access to Information. The Purchaser has been furnished with, and has had access to, all information that he/she/it considers necessary or appropriate for deciding whether to invest in the Shares, including the Company's Certificate of Incorporation, and the Purchaser has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the issuance of the Shares.

3.3 Speculative Investment. The Purchaser is aware that his/her/its investment in the Company is a speculative investment that has limited liquidity and is subject to the risk of complete loss. The Purchaser is able, without impairing his/her/its financial condition, to hold the Shares for an indefinite period and to suffer a complete loss of his investment in the Shares.

3.4 Authorization. The Purchaser has full power and authority to enter into the Transaction Documents. The Transaction Documents to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.5 No Public Market. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.6 Exculpation Among Purchasers. The purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.7 Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on Exhibit A; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on Exhibit A.

3.8 Bad Actor. None of the Purchaser, its principals or its affiliates (each a "***Purchaser Party***") meet any of the disqualifying criteria described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act (each a "Rule 506 Disqualification").

4. **General Provisions**.

4.1 Company Covenants. Within one (1) year of the date first set forth herein, the Company shall amend and modify its books and records to reflect the purchase of the Shares outlined herein.

4.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. Counterparts may be delivered by any electronic signature complying with the U.S. federal ESIGN Act of 2000, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.6 Notices. All notices and communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on the signature page or Exhibit A, or to such address or facsimile number as subsequently modified by written notice given in accordance with this Section.

4.7 Attorneys' Fees. If any action (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Documents, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement.

4.8 Amendments and Waivers. Except as specified in this Agreement, any term of this Agreement may be amended, terminated, or waived only with the written consent of the Company. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchaser and each transferee of the Shares, and each future holder of all such securities, and the Company.

4.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

4.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party hereunder, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval on the part of any party of any breach or default under this Agreement, or any waiver on the part

of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.11 Entire Agreement. This Agreement (including the Exhibits hereto), the Articles of Incorporation and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

4.12 Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may, at its discretion, impose restrictions upon the sale, pledge, or other transfer of the Shares if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state, or any other law.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Purchaser has executed this Agreement, effective as of the date first written above.

PURCHASER:

Qnetic CF Seed Investors SPV, LLC, a Delaware limited liability company

By: Qnetic Corporation, a Delaware corporation
Its Manager

By: ___________________
Name: Michael Alexander Pratt
Title: CEO

IN WITNESS WHEREOF, the Company has executed this Agreement, effective as of the date first written above.

COMPANY:

Qnetic Corporation, a Delaware corporation

By: ____________________
Name: Michael Alexander Pratt
Title: CEO

EXHIBIT A

Purchaser Information

Purchaser	Purchaser Address	Number of Shares of Non-Voting Preferred Stock Purchased	Aggregate Purchase Price
Qnetic CF Seed Investors SPV, LLC			